Exhibit 99.2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest CATER ALLEN INTERNATIONAL LIMITED (PLEASE NOTE CORRECTED SPELLING OF MAJOR SHAREHOLDERS NAME)

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18 SHAREHOLDER NAMED IN 2 ABOVE	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them NOT DISCLOSED

5.	Number of shares/amount of stock acquired NOT DISCLOSED	6.	Percentage of issued class NOT DISCLOSED	7.	Number of shares/amount of stock disposed N/A	8.	Percentage of issued class N/A

9.	Class of security ORDINARY SHARES OF 27.5p EACH	10.	Date of transaction 16 MARCH 2004	11.	Date company informed 18 MARCH 2004

12.	Total holding following this notification 116,642,150	13.	Total percentage holding of issued class following this notification 4.1%

14.	Any additional information CAIL STATE IN THEIR NOTIFICATION: “THIS HOLDING HAS ARISEN FROM STOCK LOAN TRANSACTIONS DONE UNDER THE RELEVANT APPROVED DOCUMENTATION AS A PRINCIPAL TRADING MEMBER OF THE LONDON STOCK EXCHANGE”.	15.	Name of contact and telephone number for queries GILL ROBERTS 020 7569 4032

16.	Name of authorised company official responsible for making this notification JACKIE FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 19 March 2004